SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC GROWS 4% TO 13.1M CUSTOMERS

LOAD FACTOR UNCHANGED AT 97% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (2 Aug) released July traffic statistics as follows:

●
Traffic grew 4% to 13.1m customers
●
ATC staff shortages, adverse weather and unnecessary pilot and cabin crew strikes caused over 1,000 flight cancellations in July compared to just 23 cancellations in July 17
●
Rolling annual traffic to July grew 7% to 133.5m customers

	July 17	July 18	Change
Customers	12.6M	13.1M	+4%
Load Factor	97%	97%	-

Ryanair's Kenny Jacobs said:

"Ryanair's July traffic grew by 4% to 13.1m customers, while our load factor remained strong at 97%, on the back of lower fares.

Regrettably almost 200,000 Ryanair customers had their flights cancelled in July because of repeated ATC staff shortages in the UK, Germany and France, adverse weather, and unnecessary pilot and cabin crew strikes. Ryanair, together with other European airlines, calls for urgent action by the EU Commission and European governments to address the effect of these ATC staff shortages which are disrupting the travel plans of millions of Europe's consumers this summer."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949              Tel: +353-1-6789333
press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 August, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary